SHAREHOLDER PERFORMANCE GRAPH

The following line graph compares the Company's cumulative total shareholder return with a performance indicator of the overall stock market and published industry indices. Shareholder return (measured through increases in stock price and payment of dividends) is often a benchmark used in assessing corporate performance and the reasonableness of compensation paid to executive officers.

Shareholders should recognize that corporations often use a number of other performance benchmarks (in addition to shareholder return) to set various levels of executive officer compensation. The Company's 2005 Annual Report to Shareholders contains a variety of relevant performance indicators concerning the Company. Thus, shareholders may wish to consider other relevant performance indicators in assessing shareholder return and the reasonableness of executive compensation, such as growth in earnings per share, book value per share and cash dividends per share, along with return on equity and return on assets percentages. As described in the Report on Executive Officer Compensation, the Company's compensation committee uses, among other considerations, growth in net income, loans and deposits, performance of individual and divisional goals, and qualitative factors in helping to determine incentive program awards.

The performance graph below compares the Company's cumulative total return over the most recent five year period with the NASDAQ Composite and the SNL Southeast Bank Index, a banking industry performance index for the southeastern United States. Returns are shown on a total return basis, assuming the reinvestment of dividends and a beginning stock index value of 100 per share. The value of the Company's stock as shown in the graph is based on published prices for transactions in the Company's stock.

SCBT Financial Corporation



Total Return Performance

	Period Ending					
Index	**12/31/00**	**12/31/01**	**12/31/02**	**12/31/03**	**12/31/04**	**12/31/05**
SCBT Financial Corporation	100.00	151.99	213.08	273.11	327.91	333.56
NASDAQ Composite	100.00	79.18	54.44	82.09	89.59	91.54
SNL Southeast Bank Index	100.00	124.58	137.62	172.81	204.94	209.78

Source : SNL Financial LC, Charlottesville, VA
© 2006